STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

May 19, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about May 28, 2015 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 108 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 105 ("Amendment No. 105") to the Registration Statement, filed on March 30, 2015, which was filed in order to revise the investment strategies of Lazard Emerging Markets Equity Blend Portfolio (the "Portfolio").

The Amendment will respond to comments of the staff (the "Staff") of the Commission on Amendment No. 105 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on May 14, 2015.  The prospectus and statement of additional information included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 105.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Summary Section—Fees and Expenses

1.	Staff Comment: Please confirm supplementally whether "Acquired Fund Fees and Expenses" exceeded one basis point (0.01%) in the last fiscal year. If so, please add a line item to the fee table.

Response: "Acquired Fund Fees and Expenses" were less than one basis point in the last fiscal year and are included in "Other Expenses" in the fee table.

2.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of the Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

3.	Staff Comment: The prospectus states that the Investment Manager allocates the Portfolio's assets among various emerging markets equity strategies managed by the Investment Manager. Please provide a brief description of these strategies and their respective market capitalizations.

Response: We believe that Summary Section—Principal Investment Strategies complies with the requirements of Item 4(a) of Form N-1A and, similarly, that Investment Strategies and Investment Risks—Investment Strategies complies with the requirements of Item 9(b)(1).

Item 4(a) requires, in relevant part, identification of the Portfolio's "principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally)."1 We include in Summary Section—Principal Investment Strategies the "strategies" to be used (i.e., quantitative or qualitative analysis and consideration of value or growth characteristics2) and the "types of securities"—equity securities denominated in any currency and of companies of any size,1 with 80% of investments to be in emerging markets. We note that Instruction 1 to Item 9(b)(1) states that "a strategy includes any policy, practice, or technique used by the Fund to achieve its investment objectives." We believe that such policies, practices and techniques are fully disclosed, based on our discussions with Fund management regarding the Portfolio's planned investments. We don't believe that including in the prospectus Lazard's marketing names for the internal strategy classifications in accordance with which investments will be selected (e.g., "Emerging Markets Small Cap Equity," "Emerging Markets Equity") adds any incremental benefits to investors so long as the nature of the investing strategies that could be employed and the types of securities that could be purchased are disclosed.

We note that the Portfolio is essentially a "go anywhere" emerging markets equity fund and this is the approach we have taken with the disclosure, seeking to be inclusive as to where the Portfolio may "go." If, instead of the statement that the Investment Manager allocates the Portfolio's assets among various emerging markets equity strategies managed by the Investment Manager, we stated that the fund may invest in any type of emerging market equities, regardless of market capitalization, using value and/or growth investing approaches and fundamental, qualitative and/or quantitative analysis, and that the Portfolio may shift focus among investment approaches and types of analyses used, the net result would be the same.

Should Fund management wish to add additional strategies or security types not currently discussed in Summary Section—Principal Investment Strategies (i.e., short selling, derivatives), we would revise the disclosure to include such strategies or security types and the related risks, as appropriate.

Similarly, Item 9(b)(1) requires a description of the Portfolio's "principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest." For the reasons explained above regarding compliance with Item 4(a), we believe the disclosure (with the same revisions as noted) complies with Item 9(b)(1).

Investment Strategies and Investment Risks—Investment Strategies

4.	Staff Comment: As the Portfolio may enter into futures contracts and swap agreements, please add corresponding disclosure in Summary Section—Principal Investment Strategies if futures contracts and swap agreements are a part of the Portfolio's principal investment strategy.

Response: Fund management has advised us that futures contracts and swap agreements are not a part of the Portfolio's principal investment strategy.

1	Disclosure provided in response to Item 4(a) is intended to be a summary of that provided pursuant to 9(b)(1).

2
The following sentence will be added to Summary Section—Principal Investment Strategies in the Amendment: "The Investment Manager may consider a security's value or growth characteristics in selecting investments for the Portfolio and may invest in securities of any size or market capitalization." In addition, we have added "Large Cap Companies Risk" to Summary Section—Principal Investment Risks and Investment Strategies and Risks—Risks.

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We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5673 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Alex Kaufman
Alex Kaufman

cc:           Janna Manes